Exhibit 99.1
This document, which comprises supplementary listing particulars relating to New InterContinental Hotels Group PLC (the “Company”) should be read in conjunction with the listing particulars relating to the Company dated 3 May 2005 (the “Listing Particulars”). Words and expressions defined in the Listing Particulars shall have the same meaning when used in this document unless the context requires otherwise. This document has been prepared in accordance with the listing rules made under section 74 of the Financial Services and Markets Act 2000 and has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.
The Directors, whose names appear on page 4 of the Listing Particulars, accept responsibility for the information contained in this document. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Application has been made to the UK Listing Authority for all the New Ordinary Shares to be admitted to the Official List and will be made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Subject, among other things, to the passing of the relevant resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting to be held on 1 June 2005, it is expected that such Admission will become effective, and that dealings in the New Ordinary Shares will commence, at 8.00 a.m. (London time) on 27 June 2005. As part of the Proposals, American Depositary Shares (each representing one New Ordinary Share) will be issued and evidenced by Company ADRs. Application will be made for the Company ADSs to be listed on the New York Stock Exchange and, subject to fulfilling the listing requirements of the New York Stock Exchange, dealings in Company ADSs are expected to commence at 9.30 a.m. (New York time) on 27 June 2005.
No New Ordinary Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company or any other entity.

New InterContinental Hotels Group PLC
(to be renamed as InterContinental Hotels Group PLC upon Admission)
(incorporated and registered in England and Wales under the Companies Act 1985 and 1989
Registered No. 5134420)
SUPPLEMENTARY LISTING PARTICULARS
relating to the
INTRODUCTION TO THE OFFICIAL LIST
SPONSORED BY
Citigroup

Citigroup Global Markets Limited is acting as sponsor to the Company and as financial adviser to the Group, and to nobody else in connection with the Proposals and Admission and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Proposals or Admission or any other matter referred to in this document.
Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended (the “Securities Act”) or exempt from such registration. The New Ordinary Shares to be issued in connection with the Proposals have not been, and are not required to be, registered with the US Securities and Exchange Commission (the “SEC”) under the Securities Act in reliance on the exemption provided by Section 3(a)(10) thereof. US Shareholders who are affiliates (within the meaning of the Securities Act) of the Company or IHG before implementation of the Scheme or are affiliates of the Company after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares received in connection with the Scheme under Rule 145(d) of the Securities Act. Neither the SEC nor any US state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.
The date of this document is 26 May 2005.

PART I
SUPPLEMENTARY INFORMATION TO THE LISTING PARTICULARS
This document is being produced following publication of the first quarter results of InterContinental Hotels Group PLC to 31 March 2005 announced on 26 May 2005 (the “First Quarter Results”). This document is supplemental to, and should be read in conjunction with, the Listing Particulars. Any statement contained in the Listing Particulars shall be deemed to be modified or superseded to the extent that a statement contained in this document modifies or supersedes such statement.
1      First Quarter Results to 31 March 2005
This document updates certain information contained in the Listing Particulars to reflect the First Quarter Results set out in Part II of this document.
2      Completion of UK Hotels Disposal
The EC Clearance condition relating to the UK Hotels Disposal referred to in the Listing Particulars was satisfied on 10 May 2005. The UK Hotels Disposal was completed on 24 May 2005.
3      Forward-Looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board with respect thereto. Please refer to “Cautionary note regarding forward-looking statements” on pages 1 and 2 of the Listing Particulars.

PART II
FIRST QUARTER RESULTS OF THE GROUP TO 31 MARCH 2005
26 May 2005
InterContinental Hotels Group PLC
First Quarter Results to 31 March 2005
Key Highlights

•	Hotels operating profit increased from £46m to £65m, despite the typically weak Easter trading period falling in March, versus April in 2004. This increase includes a £15m benefit from no depreciation being charged under IFRS on assets held for sale.

•	Hotels managed and franchised profit increased 9% from £53m to £58m.

•	Group operating profit increased from £51m to £76m.

•	Adjusted earnings per share increased from 5.7p to 7.5p.

•	RevPAR increased 6.8% across the group. Americas and Asia Pacific saw strongest, primarily rate-driven, growth.

•	System size grew by 1,000 rooms with 8,500 rooms opened. 12,000 new rooms signed, taking pipeline to a record 85,300 rooms, 16% of current system size.

•	Further progress on hotel assets disposals, including sale of Crowne Plaza United Nations for $34m announced yesterday. Sale of UK estate completed and £960m further cash proceeds received, taking sales completed to £1.8bn to date.
Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:
“We have made a positive start to the year. Our asset disposal programme is progressing well and RevPAR in each of our regions is up year on year. We have seen many encouraging performances across our portfolio including Holiday Inn in the UK, and InterContinental, Staybridge and Candlewood Suites in the US. Priority Club Rewards, our loyalty scheme, continues to grow, as do bookings made through our reservations systems, increasing our delivery to our owners and franchisees. I believe we have many further opportunities to build the business on this solid base.”
International Financial Reporting Standards (IFRS)
This is IHG’s first accounting period under IFRS. Before significant non-trading items, IFRS earnings from continuing operations for the quarter do not materially differ from earnings under UK GAAP. However, under IFRS no depreciation is charged on assets held for sale. In the case of IHG’s disposal programme this represents a £15m saving in depreciation in the quarter.
Americas
RevPAR grew 7.6% in a strong market, mainly driven by rate growth. Corporate group business was particularly strong. InterContinental and IHG’s extended stay brands continued to outperform their market segments. The Holiday Inn brand family maintained a significant RevPAR premium to their market segments in the period.
Operating profit increased 35% from $62m to $84m, including an IFRS $7m depreciation benefit from assets held for sale. Improved profitability was driven by RevPAR and margin improvements across the business. InterContinental properties performed well, particularly those hotels in New York, Miami and Buckhead, Atlanta, which opened in November 2004 and is beating management expectations. Profit from managed hotels increased significantly, driven largely by the performance of InterContinental, Staybridge and Candlewood Suites. Franchised business profit saw gains through RevPAR increases and a higher level of fees from franchise sales, with 9,400 rooms signed in the quarter versus 5,200 rooms in Q1 2004.

EMEA
RevPAR grew 3.1%, with performances varying across different markets. In the UK, Holiday Inn RevPAR grew 5.2%, outperforming the market. Growth was driven by a higher level of business travel and a favourable guest response to recent management initiatives. RevPAR in Continental Europe was flat, although the InterContinental brand experienced some growth, led by InterContinental Le Grand Paris.
Operating profit increased 63% from £16m to £26m. This includes an IFRS £11m depreciation benefit from assets held for sale offset by the negative impacts, totalling approximately £5m, from the refurbishment disruption at the InterContinental London and the receipt of a lower level of liquidated damages than in Q1 2004.
Asia Pacific
RevPAR grew 8.0%, driven by rate. Strong demand in China and Hong Kong was a major driver of the growth.
Operating profit increased 33% from $12m to $16m, underpinned by the performance of the InterContinental Hong Kong. Profits also grew at managed properties in the region, driven by continued strength in China, Australia and New Zealand.
System and pipeline size
System size increased to 535,200 rooms from 534,200 at 31 December 2004. Net room additions were 3,200, but 2,200 room exits from disposals without flag (400 rooms) and hotels permanently damaged by hurricanes in 2004 (1,800 rooms) reduced the reported increase to 1,000 rooms. 8,500 rooms were added, and 5,300 rooms removed. Key openings in the quarter included InterContinental Aphrodite Hills Resort in Cyprus, InterContinental Abu-Soma Resort in Egypt, Crowne Plaza Helsinki and Crowne Plaza Acapulco.
A high level of pipeline activity was maintained with 12,000 room signings leading to a record pipeline size of 85,300. 75% of pipeline rooms are in IHG’s key markets of US, UK and China.
Revenue delivery to IHG’s hotel owners
Room nights booked through IHG’s reservation channels increased from 35% to 37%, and those booked via Priority Club Rewards from 28% to 29%. Bookings through the Internet have increased over the past year from 12% to 14%, and the proportion of those through IHG’s own websites from 74% to 81%. Priority Club Rewards membership increased by over a million members in the quarter, and now stands at 24.8 million, the largest loyalty scheme in the hotel industry.
Asset sales
Good progress has been made, with 123 hotel disposals announced, including the $34m sale of the Crowne Plaza United Nations announced yesterday morning. The UK estate disposal has been completed and £960m further cash proceeds received, taking to £1.8bn the proceeds received since separation.
Britvic
Operating profit increased 22% to £11m, as a result of management action to improve manufacturing efficiency and reduce costs. Net revenue increased 1% and branded volume 3%. The Ben Shaws acquisition has been integrated, with the Pennine Spring water brand rolled out through Britvic’s distribution channels. This acquisition gives Britvic its own spring water brand in this fast growing market segment. The soft drinks market remains competitive, especially in carbonates, though Pepsi has maintained market share in this challenging sector. Britvic’s J2O brand continued to gain market share over the last twelve months.
Current trading
While the first quarter delivered satisfactory trading, seasonally it is the smallest quarter. Although bookings are ahead of the same time last year, booking lead times remain short. The US, UK and Asia continue to display strong demand, whereas the outlook for Continental Europe remains unpredictable with low visibility.
Appendix 1: RevPAR performance, first quarter 2005

							YTD
	Jan	Feb	Mar		Quarter 1	Apr	(Jan-Apr)

Americas
IC O&L comparable	11.1%	18.3%	10.9%		13.2%	24.6%	16.5%
CP NA (system)	6.7%	7.6%	4.4%		6.0%	17.2%	8.9%
HI NA (system)	6.7%	7.3%	5.5%		6.4%	10.1%	7.5%
EX NA (system)	9.6%	9.3%	9.6%		9.4%	11.3%	10.0%
EMEA
IC O&L comparable	7.3%	17.3%	(2.4%	)	6.4%	24.9%	11.3%
HI UK Regions	6.3%	10.3%	(0.7%	)	4.9%	18.8%	8.3%
HI UK London	12.2%	8.2%	0.4%		6.4%	17.4%	9.2%
Asia Pacific
IC O&L comparable	52.7%	13.7%	17.7%		26.8%	36.9%	29.5%
Appendix 2: Disposal programme detail

			Net book	Annual EBITDA	Annual EBIT
	Number of hotels	Proceeds	value	forgone	forgone

Disposed to date	123	£1.78bn	£1.81bn	Approximately £160m	Approximately £110m
On the market	22	—	£420m	—	—
Remaining hotels	52	—	£1.45bn	—	—
For a full list please visit http:/www.ihgplc.com/investors
Appendix 3: Return of funds programme

	Timing	Total return	Returned to date	Still to be returned

£500m special dividend	Paid December 2004	£501m	£501m	Nil
First £250m share buyback	Completed in 2004	£250m	£250m	Nil
Second £250m share buyback	Ongoing	£250m	£128m	£122m
£1,000m capital return*	By 8 July 2005	£1,000m*	Nil	£1,000m*
Total*		£2,001m*	£879m	£1,122m*
*The actual capital return will depend on the number of shares in issue at the record date, therefore the currently expected return is an approximation.
For further information, please contact:

Investor Relations (Gavin Flynn/ Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Teleconference for Analysts
A teleconference with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (London time) on 26 May 2005. There will be an opportunity to ask questions. The conference call will conclude at approximately 9.30 am (London time).

To join us for this conference call please dial the relevant number below by 9.00 am (London time).

International dial-in	+44 (0) 1452 562 717

UK dial-in	0800 073 8968

US dial-in	1866 832 0732
A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 6226776#

International dial-in	+44 (0) 1452 55 0000

UK dial-in	0845 245 5205
US Call
A teleconference with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (New York time) on 26 May 2005. There will be an opportunity to ask questions. The conference call will conclude at approximately 9.30 am (New York time).

US toll free dial-in	1866 832 0732

International dial-in	+44 (0) 1452 562 717

UK dial-in	0800 073 8968
A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 6303054#

International dial-in	+44 (0) 1452 55 0000

UK dial-in	0845 245 5205
Website
The full release and supplementary data will be available on our website from 7.00 am on 26 May 2005. The web address is www.ihgplc.com/q1
Note to Editors:
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards, with over 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.
InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.
For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.
Cautionary note regarding forward-looking statements
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC
UNAUDITED INCOME STATEMENT
For the three months ended 31 March 2005

	3 months ended 31 March 2005			3 months ended 31 March 2004

	Continuing	Discontinuing		Continuing	Discontinuing
	operations	operations	Total	operations	operations	Total

	£m	£m	£m	£m	£m	£m
Revenue (note 3)	404	129	533	389	147	536
Cost of sales	(269)	(97)	(366)	(266)	(112)	(378)
Administrative expenses	(57)	—	(57)	(55)	—	(55)

	78	32	110	68	35	103
Depreciation and amortisation	(34)	— *	(34)	(30)	(18)	(48)
Other operating income & expenses	—	—	—	(4)**	—	(4)

Operating profit (note 4)	44	32	76	34	17	51
Net financing costs	(11)	—	(11)	(4)	—	(4)

Profit before tax	33	32	65	30	17	47
Tax (note 8)	(8)	(11)	(19)	20	(5)	15

Profit after tax	25	21	46	50	12	62
Gain on sale of assets, net of tax	—	9	9	—	4	4

Profit available for shareholders	25	30	55	50	16	66

Attributable to:
Equity holders of the parent			51			64
Minority interest			4			2

Profit for the period			55			66

Earnings per ordinary share (note 9):
Basic	4.1p	4.8p	8.9p	6.8p	2.1p	8.9p
Diluted	4.0p	4.7p	8.7p	6.7p	2.1p	8.8p
Adjusted	4.1p	—	7.5p	4.1p	—	5.7p

Notes:

*	Under IFRS, no depreciation is charged on assets following classification as held for sale. Held for sale operating results are included in discontinuing operations.

**	Adjustment to market value of the Group’s investment in FelCor Lodging Trust Inc. Following adoption of IAS 39 at 1 January 2005 adjustments to market value are recorded directly in equity.

INTERCONTINENTAL HOTELS GROUP PLC
UNAUDITED CASH FLOW STATEMENT
For the three months ended 31 March 2005

	2005	2004
	3 months	3 months
	ended 31 March	ended 31 March

	£m	£m
Cash from operations (note 10)	17	96
Interest paid	(9)	(2)
Tax paid	(12)	(30)

Net cash from operating activities	(4)	64

Cash flows from investing activities
Capital expenditure — Hotels	(32)	(28)
Disposal proceeds — Hotels	245	19
Capital expenditure — Soft Drinks	(16)	(21)

Net cash from investing activities	197	(30)

Cash from financing activities
Proceeds from issue of share capital	3	2
Repurchase of shares	(47)	(35)
Dividends paid	(17)	(17)
Borrowings movement	(112)	27

Net cash from financing activities	(173)	(23)

Net movement in cash and cash equivalents in the period	20	11
Cash and cash equivalents at beginning of the period	72	411
Exchange rate effects	(1)	(1)

Cash and cash equivalents at end of the period	91	421

UNAUDITED STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2005

	2005	2004
	3 months	3 months
	ended 31 March	ended 31 March

	£m	£m
Movement in IHG shareholders’ equity:
At 31 December	1,821	2,323
Adoption of IAS 39	(4)	—

As restated at 1 January 2005	1,817	2,323

Net profit for the period (excluding minority interests of £4m (2004 £2m))	51	64
Exchange movement on foreign currency denominated net assets, borrowings and currency swaps	6	(17)
Valuation losses taken to equity, net of tax	(19)	—

Total recognised income and expense for the period	38	47
Issue of ordinary shares	3	2
Purchase of own shares	(67)	(52)
Movement in shares in ESOP trust and Share schemes	(1)	1

At 31 March	1,790	2,321

INTERCONTINENTAL HOTELS GROUP PLC
UNAUDITED BALANCE SHEET
As at 31 March 2005

	Unaudited	Unaudited
	2005	2004
	31 March	31 December

	£m	£m
ASSETS
Property, plant and equipment	1,915	1,926
Goodwill	154	152
Intangible assets	76	54
Investment in associates	42	42
Other financial assets	59	69

Total non-current assets	2,246	2,243
Inventories	46	42
Trade and other receivables	437	401
Current tax receivable	14	14
Cash and cash equivalents	91	72
Other financial assets	70	80

Total current assets	658	609
Non-current assets classified as held for sale	1,585	1,826

Total assets	4,489	4,678

LIABILITIES
Short-term borrowings	(99)	(32)
Trade and other payables	(631)	(628)
Current tax payable	(280)	(261)

Total current liabilities	(1,010)	(921)
Loans and other borrowings	(969)	(1,156)
Employee benefits	(145)	(173)
Provisions and other payables	(106)	(108)
Deferred tax payable	(234)	(234)

Total non-current liabilities	(1,454)	(1,671)
Liabilities classified as held for sale	(132)	(148)

Total liabilities	(2,596)	(2,740)

Net assets	1,893	1,938

EQUITY
IHG shareholders’ equity	1,790	1,821
Minority equity interests	103	117

Total equity and reserves	1,893	1,938

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE UNAUDITED QUARTERLY FINANCIAL STATEMENTS
1      Basis of preparation

For all periods up to and including the year ended 31 December 2004, InterContinental Hotels Group PLC (‘IHG’) prepared its financial statements in accordance with UK generally accepted accounting practice (‘UK GAAP’). From 1 January 2005 IHG is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) as endorsed by the European Union (‘EU’). Consequently, financial information for interim quarters of 2005 must be prepared on the basis of IFRS.

These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The unaudited financial statements for the quarter ended 31 March 2005 and the restatement of financial information for the year ended 31 December 2004 and the quarter ended 31 March 2004 have been prepared in accordance with IFRS expected to be endorsed by the EU and available for use by listed European companies at 31 December 2005 (with the exception of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (as amended) for the 2004 information). These International Financial Reporting Standards, Standing Interpretations Committee (‘SIC’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations issued by the International Accounting Standards Boards (‘IASB’) are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change which may require further adjustments to this information before it is included in the 2005 Annual Report and Financial Statements.

In the information for the year ended 31 December 2004 and the interim quarters of 2004 financial assets and financial liabilities are accounted for on the basis of UK GAAP. The effect of adopting IAS 39 at 1 January 2005 is shown in the statement of changes in equity for 2005.

Details of the accounting policies applied in the quarter ended 31 March 2005 are set out in the International Financial Reporting Information in IHG’s Annual Report 2004. The policies assume that the amendments to IAS 19 ‘Employee Benefits’ published in December 2004 by the IASB, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The Annual Report and Financial Statements for the year ended 31 December 2004 which contain an unqualified audit report have been filed with the Registrar of Companies.

Transition to International Financial Reporting Standards

An explanatory note setting out IHG’s accounting policies under IFRS, the major differences between UK GAAP and IFRS for IHG, and reconciliations of UK GAAP to IFRS for the Income statement for the year ended 31 December 2004 and Balance sheets at 1 January 2004 and 31 December 2004 is included within the 2004 Annual Report and Financial Statements. In addition, the reconciliations for the 2004 interim period included in this report are set out below:

2004
3 months
ended 31 March

£m
Profit for the period under UK GAAP	65
Adjustments:
Goodwill amortisation	3
Pensions accounting adjustments	(2)

Profit for the period under IFRS	66

2004
31 March

£m
Shareholder’s equity under UK GAAP	2,551
Adjustments:
Dividend accrual	70
Pension accounting adjustments	(123)
Deferred tax adjustments	(180)
Goodwill amortisation	3

Shareholders’ equity under IFRS	2,321

2      Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the 3 months ended 31 March is £1 = $1.90 (2004, £1 = $1.84).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1 = $1.88 (2004 £1 = $1.83).
3      Revenue

	2005	2004
	3 months*	3 months**
	ended 31 March	ended 31 March

	£m	£m
Hotels
Americas (note 5)	115	115
EMEA (note 6)	183	190
Asia Pacific (note 7)	36	33
Central	10	10

	344	348
Soft Drinks	189	188

	533	536

*	Other than for Soft Drinks which reflects the 16 weeks ended 17 April 2005.

**	Other than for Soft Drinks which reflects 16 weeks ended 10 April 2004.
4      Operating profit

	2005	2004
	3 months*	3 months**
	ended 31 March	ended 31 March

	£m	£m
Operating profit
Americas (note 5)	44	33
EMEA (note 6)	26	16
Asia Pacific (note 7)	9	7
Central	(14)	(10)

Hotels	65	46
Soft Drinks	11	9

	76	55
Other operating item	—	(4)

Operating profit ***	76	51

*	Other than for Soft Drinks which reflects the 16 weeks ended 17 April 2005.

**	Other than for Soft Drinks which reflects the 16 weeks ended 10 April 2004.

***	£32m of total operating profit relates to discontinuing operations (£17m in 2004). All discontinuing relates to Hotels operations.

5      Americas

	2005	2004
	3 months	3 months
	ended 31 March	ended 31 March

	$m	$m
Revenue
Owned & Leased	51	40
Managed	25	13
Franchised	85	79

Continuing operations	161	132
Discontinuing operations — Owned & Leased	58	79

Total $m	219	211

Sterling equivalent £m	115	115

Operating profit
Owned & Leased	3	—
Managed	8	—
Franchised	75	67

Continuing operations	86	67
Discontinuing operations — Owned & Leased	14	6

	100	73
Regional overheads	(16)	(11)

Total $m	84	62

Sterling equivalent £m	44	33

6      EMEA

	2005	2004
	3 months	3 months
	ended 31 March	ended 31 March

	£m	£m
Revenue
Owned & Leased	70	70
Managed	10	12
Franchised	6	5

Continuing operations	86	87
Discontinuing operations — Owned & Leased	97	103

Total	183	190

Operating profit
Owned & Leased	(4)	(3)
Managed	6	8
Franchised	4	4

Continuing operations	6	9
Discontinuing operations — Owned & Leased	25	14

	31	23
Regional overheads	(5)	(7)

Total	26	16

7      Asia Pacific

	2005	2004
	3 months	3 months
	ended 31 March	ended 31 March

	$m	$m
Revenue
Owned & Leased	57	48
Managed	10	9
Franchised	1	1

Continuing operations	68	58
Discontinuing operations — Owned & Leased	—	2

Total $m	68	60

Sterling equivalent £m	36	33

Operating profit
Owned & Leased	11	8
Managed	8	6
Franchised	1	1

Continuing operations	20	15
Regional overheads	(4)	(3)

Total $m	16	12

Sterling equivalent £m	9	7

8      Tax

Tax on total profit before tax has been calculated using an estimated effective annual tax rate of 29%.

Excluding the effect of prior year items the effective tax rate on total profit before tax would be approximately 36%. Prior year items have been treated as relating wholly to continuing operations. In 2005, the gain on sale of assets includes a tax credit of £1m. In 2004, the tax credit on continuing operations included an exceptional tax credit of £24m.
9      Earnings per share

	2005		2004
	3 months ended 31 March		3 months ended 31 March
	Continuing	Total	Continuing	Total

Profit available for shareholders (£m)	25	55	50	66
Basic weighted average number of shares (millions)	617	617	737	737
Pence per share:
Basic earnings	4.1	8.9	6.8	8.9
Gain on sale of assets, less tax thereon	—	(1.4)	—	(0.5)
Adjustment to market value of the Group’s investment in FelCor Lodging Trust Inc.	—	—	0.5	0.5
Exceptional tax credit	—	—	(3.2)	(3.2)

Adjusted earnings	4.1	7.5	4.1	5.7

Adjusted earnings per ordinary share is disclosed in order to show performance before significant non-trading items.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares for the three months to 31 March 2005 is 629m (3 months to 31 March 2004, 745m).
10    Cash from operations

	2005	2004
	3 months	3 months
	ended 31 March	ended 31 March

	£m	£m
Hotels	48	67
Soft Drinks	(31)	29

	17	96

Included in cash from operations are inflows of £32m (2004 £35m) of operating profit before interest and depreciation and amortisation related to discontinuing operations. Included in cash from investing activities are inflows of £233m (2004 £10m) related to discontinuing operations.
11    Net debt

	2005	2004
	31 March	31 December

	£m	£m
Cash and cash equivalents	91	72
Other borrowings:
Due within one year	(99)	(32)
Due after one year	(969)	(1,156)

	(977)	(1,116)

12    Net assets

	2005	2004
	31 March	31 December

	£m	£m
Hotels	3,275	3,514
Soft Drinks	226	168

	3,501	3,682
Net debt	(977)	(1,116)
Other net non-operating liabilities	(631)	(628)

	1,893	1,938

PART III
ADDITIONAL INFORMATION
1      No Significant Change
Save as disclosed in this document, there has been no significant change in the financial or trading position of the Company or the Group and no significant new matter has arisen since the publication of the Listing Particulars on 3 May 2005.
2      Documents available for inspection
In addition to the documents already available for inspection in connection with the Listing Particulars, copies of the following documents may be inspected at the offices of the Company’s legal advisers, Linklaters, at One Silk Street, London EC2Y 8HQ, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), until 10 June 2005 and will also be available for inspection at the Court Meeting and the EGM:

(a)	this document; and

(b)	the full text of the First Quarter Results announced on 26 May 2005.
26 May 2005